THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G
FILED ON FEBRUARY 18, 1997 PURSUANT TO A
RULE 201 TEMPORARY HARDSHIP EXEMPTION



                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                            SCHEDULE 13G

             Under the Securities Exchange Act of 1934*

               HEARTLAND WIRELESS COMMUNICATIONS, INC.
              -----------------------------------------
                          (Name of Issuer)

              Common Stock, par value $0.001 per share
             ------------------------------------------
                   (Title of Class of Securities)

                             00042235W1
             -------------------------------------------
                           (CUSIP Number)



Check the following box if a fee is being paid with this statement. [X] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Cusip No. 00042235W1             13G



------------------------------------------------------------------
(1)  Name of Reporting Person       Hunt Capital Group, L.L.C.
     I.R.S. Identification
     No. of Above Person
------------------------------------------------------------------
(2)  Check the Appropriate Box                           (a) [ ]
     if a Member of a Group*                             (b) [ ]

------------------------------------------------------------------

(3)  SEC Use Only


------------------------------------------------------------------

(4)  Citizenship or Place
     of Organization                      United States of America

------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)  Sole Voting Power                         4,000,000


(6)  Shared Voting Power                               0

(7)  Sole Dispositive Power                    4,000,000

(8)  Shared Dispositive Power                          0

------------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned       4,000,000
     by Each Reporting Person

------------------------------------------------------------------

(10) Check Box if the Aggregate Amount in            [ ]
     Row (9) Excludes Certain Shares *

------------------------------------------------------------------

(11) Percent of Class Represented by                20.5%
     Amount in Row (9)

------------------------------------------------------------------

(12) Type of Reporting Person *                     OO

------------------------------------------------------------------






                * SEE INSTRUCTIONS BEFORE FILLING OUT

Cusip No. 00042235W1             13G

                            SCHEDULE 13G


ITEM 1(a).  NAME OF ISSUER:

            Heartland Wireless Communications, Inc. (the "Company")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            200 Chisholm Place, Suite 200
            Plano, Texas  75075

ITEM 2(a).  NAME OF PERSON FILING:

            This Schedule 13G is being filed on behalf of Hunt
            Capital Group, L.L.C., a limited liability company.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
            RESIDENCE:

            The address of the principal business office of the Reporting Person is 4000 Thanksgiving Tower, 1601 Elm
            Street, Dallas, Texas 75201.

ITEM 2(c).  CITIZENSHIP:

            The Reporting Person is a limited liability company organized under the laws of the State of Delaware.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            This Schedule 13G relates to shares of Common Stock, par value $0.001 per share, of the Company.

ITEM 2(e).  CUSIP NUMBER:

            The CUSIP Number for the Common Stock is 00042235W1.

ITEM 3.     [FILINGS PURSUANT TO RULES 13D-1(B) OR 13D-2(B)]:

            Not applicable.


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

Cusip No. 00042235W1             13G



ITEM 4.     OWNERSHIP:

            (a)      Amount beneficially owned:  4,000,000.

            (b) Percent of class: 20.5% (based upon the number reported as outstanding as of November 11, 1996 in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30,
                     1996).

            (c)      Number of shares as to which the Reporting
                     Person has:

                     (i)       sole power to vote or to direct the
                               vote:  4,000,000.

                     (ii)      shared power to vote or to direct
                               the vote:  0.

                     (iii)     sole power to dispose or to direct
                               the disposition:  4,000,000.

                     (iv)      shared power to dispose or to direct
                               the disposition:  0.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON:

          Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
          HOLDING COMPANY:

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP:

          Not applicable.


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

Cusip No. 00042235W1             13G


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

ITEM 10.  CERTIFICATION:

          Not applicable.

                              SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date:  February 14, 1997

                               HUNT CAPITAL GROUP, L.L.C.


                               By:   /s/ J. R. Holland, Jr.
                                  -------------------------
                                  J. R. Holland, Jr.
                                  President and Chief Executive
                                  Officer





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